UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 31, 2024

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 2, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1570482
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 301 Class A Ordinary Shares; Series 302 Class A Ordinary Shares; Series 303 Class A Ordinary Shares; Series 304 Class A Ordinary Shares; Series 305 Class A Ordinary Shares; Series 306 Class A Ordinary Shares; Series 307 Class A Ordinary Shares; Series 308 Class A Ordinary Shares; Series 310 Class A Ordinary Shares; Series 311 Class A Ordinary Shares; Series 312 Class A Ordinary Shares; Series 313 Class A Ordinary Shares; Series 314 Class A Ordinary Shares; Series 317 Class A Ordinary Shares; Series 321 Class A Ordinary Shares; Series 324 Class A Ordinary Shares; Series 328 Class A Ordinary Shares; Series 331 Class A Ordinary Shares; Series 333 Class A Ordinary Shares; Series 335 Class A Ordinary Shares; Series 341 Class A Ordinary Shares; Series 342 Class A Ordinary Shares; Series 347 Class A Ordinary Shares; Series 378 Class A Ordinary Shares; Series 379 Class A Ordinary Shares; Series 382 Class A Ordinary Shares; Series 394 Class A Ordinary Shares; Series 397 Class A Ordinary Shares; Series 399 Class A Ordinary Shares; Series 401 Class A Ordinary Shares; Series 402 Class A Ordinary Shares; Series 406 Class A Ordinary Shares; Series 408 Class A Ordinary Shares; Series 409 Class A Ordinary Shares; Series 410 Class A Ordinary Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

An electronic alternative trading system operated by Templum Markets LLC, an SEC-registered broker-dealer and member of FINRA and SIPC in accordance with SEC Regulation ATS (the “Templum ATS”), is intended to facilitate secondary purchases and sales of Class A ordinary shares of Masterworks issuers that were initially sold pursuant to Regulation A+ (Tier II) for Masterworks offerings that have been fully subscribed for at least 90 days. The Templum ATS can be accessed by investors through a link on the www.masterworks.com website.

The Templum ATS will now enable certain holders of the Class A shares of Series 302, Series 304, Series 331, Series 397 and Series 409 of Masterworks Vault 2, LLC (the “Company”) to post live bids and offers 24 hours per day seven days per week, provided that trades will actually occur only during regular trading hours that substantially mirror the trading hours on national securities exchanges. In order to execute a transaction on the Templum ATS, a buyer or seller of Class A shares of a series must create a brokerage account with DriveWealth, LLC (the “Settling Broker”), which can be done through www.masterworks.com. To buy securities on the Templum ATS, investors must also fund the brokerage account in an amount sufficient to pay the full purchase price. Owners of Class A shares of a series may submit a bid and ask quote to purchase or sell Class A shares of a series, and to the extent any such bid or ask is matched with a counterparty’s bid or ask through the Templum ATS, such transaction will be executed and settled by the Settling Broker. Masterworks currently expects to pay all costs and expenses associated with listing the Class A shares of a series on the Templum ATS, establishment of brokerage accountants with the Settling Broker and trading and executing transfers of the Class A shares of a series on the Templum ATS.

The Templum ATS or certain features of the Templum ATS will not be available to residents of certain foreign countries or “affiliates” of the Company within the meaning of Rule 405 of the Securities Act of 1933, as amended.

There can be no assurance that the Templum ATS will provide an effective means of selling your Class A shares of a series. In light of a variety of factors, including, without limitation, the relatively small market capitalization of each series of the Company, we cannot guarantee that the Templum ATS will provide a reliable or effective means of price discovery. Accordingly, any posted offer prices or historical transaction information reflected on the Templum ATS should not be construed as being representative of the fair value of the Class A shares of a series or of the artwork owned by a series of the Company.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 2, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: May 31, 2024